UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)

Under the Securities Exchange Act of 1934

Simply Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82901A105
(CUSIP Number)

Andrew DeFrancesco
Suite 5600, 100 King Street West, Toronto, ON, Canada, M5X 1C9, 1-646-508-1721
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 10 is being filed to update the signature date on the Joint Filing Agreement.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOL Global Investments Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,600,000, which includes (i) 1,300,000 shares of Common Stock initially issuable on conversion of certain outstanding convertible notes; and (ii) 1,300,000 shares of Common Stock issuable on exercise of certain outstanding warrants; and additionally reflects the SOL Push Down (as defined in Item 4 below).*

	8	SHARED VOTING POWER -
9

SOLE DISPOSITIVE POWER

2,600,000, which includes (i) 1,300,000 shares of Common Stock initially issuable on conversion of the certain outstanding convertible notes; and (ii) 1,300,000 shares of Common Stock issuable on exercise of certain outstanding warrants; and additionally reflects the SOL Push Down.*

	10	SHARED DISPOSITIVE POWER -
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000, which includes (i) 1,300,000 shares of Common Stock initially issuable on conversion of certain outstanding convertible notes; and (ii) 1,300,000 shares of Common Stock issuable on exercise of certain outstanding warrants, and additionally reflects the completion of the SOL Push Down.*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.265%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Shares of Common Stock is based on the conversion of the full principal amount of all outstanding convertible notes and the exercise of all outstanding warrants. Shares of Common Stock is subject to change as a result of (i) any increase in the principal amount of any outstanding convertible notes arising from capitalized interest; (ii) any conversion of interest due and owing under any outstanding convertible notes; or (iii) the exercise of less than all outstanding warrants.

**Based on (i) 12,458,992 shares of Common Stock issued and outstanding as of December 14, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 14, 2021; (ii) 1,300,000 shares of Common Stock initially issuable upon conversion of certain outstanding convertible notes; and (iii) 1,300,000 shares of Common Stock issuable upon exercise of certain outstanding warrants.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOL Verano Blocker 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0, which reflects the SVB1 Push Down (as defined in Item 4 below).
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 0, which reflects the SVB1 Push Down.
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0, which reflects the SVB1 Push Down.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.000%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on (i) 12,458,992 shares of Common Stock issued and outstanding as of December 14, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 14, 2021; (ii) 1,300,000 shares of Common Stock initially issuable upon conversion of certain outstanding convertible notes; and (iii) 1,300,000 shares of Common Stock issuable upon exercise of certain outstanding warrants.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) House of Lithium LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (c) [X] (d) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,101,606, which reflects the SOL Push Down and the SVB1 Push Down.
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 2,101,606, which reflects the SOL Push Down and the SVB1 Push Down.
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,101,606, which reflects the SOL Push Down and the SVB1 Push Down.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.956%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on (i) 12,458,992 shares of Common Stock issued and outstanding as of December 14, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 14, 2021; (ii) 1,300,000 shares of Common Stock initially issuable upon conversion of certain outstanding convertible notes; and (iii) 1,300,000 shares of Common Stock issuable upon exercise of certain outstanding warrants .

Item 2. Identity and Background

Item 2 is amended as follows:

This statement on Schedule 13D/A is being filed by SOL Global Investments Corp. ("SOL"), SOL Verano Blocker 1 LLC, a wholly-owned subsidiary of SOL ("SVB1"), and House of Lithium LLC, a Delaware limited liability company ("HOL" and, together with SOL and SVB 1, the "Reporting Persons"). SOL is in the business of investing in various businesses and SVB1 and HOL are subsidiaries of SOL, with SOL holding 100% of the issued and outstanding membership interests of SVB1 and 60% of the issued and outstanding membership interests in HOL. The Reporting Persons' principal business and principal office address is Suite 5600, 100 King Street West, Toronto, ON, Canada, M5X 1C9.

Andrew DeFrancesco is the Chairman and CEO of SOL and the sole Manager of SVB1. Mr. DeFrancesco is a citizen of Bahamas and resident in the Bahamas. Paul Kania is the Chief Financial Officer of both SOL and HOL, and a Board Member of HOL. Mr. Kania is a citizen of Canada and resident in Toronto, Ontario, Canada.

Olivier Centner is a Board Member of SOL. Mr. Centner is a citizen of Canada and resident in Toronto, Ontario, Canada.

Arena Prado-Acosta is a Board Member of SOL. Mr. Prado-Acosta is a citizen of the United States and resident in Miami, Florida.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is amended as follows:

The securities of the Issuer purchased by each of the Reporting Persons were purchased with working capital. The total consideration for such purchases was $10,420,519.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented as follows:

On November 2, 2021, SOL entered into a share purchase agreement with HOL, whereby SOL transferred 224,194 shares of Common Stock (being all shares of Common Stock held by SOL) to HOL in exchange for the consideration set forth therein as part of an intragroup transaction (the "SOL Push Down").

On November 2, 2021, SVB1 entered into a share purchase agreement with HOL, whereby SVB1 transferred 1,877,412 shares of Common Stock (being all shares of Common Stock held by SVB1) to HOL in exchange for the consideration set forth therein as part of an intragroup transaction (the "SVB1 Push Down").

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2022

SOL Global Investments Corp.

By:	/s/ Andrew DeFrancesco
Andrew DeFrancesco
Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement